August 6, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Barbara C. Jacobs

Re:	DemandTec, Inc. Registration Statement on Form S-1 File No. 333-143248 Acceleration Request
Ms. Jacobs:
     DemandTec, Inc. (“DemandTec”) hereby requests that the Securities and Exchange Commission take appropriate action to make the above-captioned Registration Statement on Form S-1 effective at 5:00 p.m., Eastern Time, on August 8, 2007 or as soon as possible thereafter.
     DemandTec also asks that its filing on Form 8-A be accelerated so that the Form 8-A becomes effective concurrently with the Registration Statement on Form S-1.
     DemandTec hereby authorizes Craig Schmitz or Robin Stenerson, both of whom are associated with Gunderson Dettmer, to orally modify or withdraw this request for acceleration.
     Please provide a copy of the Commission’s order declaring the Registration Statement effective to Craig Schmitz at Gunderson Dettmer, 120 Constitution Drive, Menlo Park, California, 94025. If possible, please also send such order by facsimile to the attention of Craig Schmitz at (650) 321-2800.

Sincerely, DEMANDTEC, INC.
/s/ Michael J. McAdam
Michael J. McAdam
Secretary and General Counsel